Volaris Reports February 2023 Traffic Results:
21% YoY Demand Growth with an 83% Load Factor

Mexico City, Mexico, March 7, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its February 2023 preliminary traffic results.

In February 2023, Volaris’ capacity (measured in ASMs) increased by 20.4% year-over-year, while demand (measured in RPMs) increased by 21.2%; the result was a load factor increase of 0.5 pp YoY to 83.2%. Volaris transported 2.5 million passengers during the month, a 17.3% increase compared to February 2022. Demand in the domestic Mexican and international markets increased by 13.7% and 42.4%, respectively.

Enrique Beltranena, Volaris’ President and CEO said: “In line with what was stated in our last earnings call in February 22, we are seeing healthy traffic growth and solid booking curves for the upcoming spring season. In February, consumer demand remained robust across all of our markets, with particular strength observed in international regions. Jet fuel prices were slightly more favorable than the prior guidance provided to the market.”

	Feb 2023	Feb 2022	Variance	YTD Feb 2023	YTD Feb 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,697	1,493	13.7%	3,630	3,132	15.9%
International	751	528	42.4%	1,660	1,197	38.7%
Total	2,449	2,021	21.2%	5,290	4,329	22.2%
ASMs (million, scheduled & charter)
Domestic	2,035	1,736	17.2%	4,306	3,727	15.5%
International	908	708	28.2%	1,932	1,559	24.0%
Total	2,943	2,445	20.4%	6,239	5,286	18.0%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	83.4%	86.0%	(2.6) pp	84.3%	84.0%	0.3 pp
International	82.7%	74.5%	8.2 pp	85.9%	76.8%	9.1 pp
Total	83.2%	82.7%	0.5 pp	84.8%	81.9%	2.9 pp
Passengers (thousand, scheduled & charter)
Domestic	1,984	1,757	12.9%	4,208	3,625	16.1%
International	519	376	38.0%	1,158	857	35.1%
Total	2,502	2,133	17.3%	5,364	4,482	19.7%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 200 and its fleet from 4 to 121 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com